UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒                    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐                    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from            to            .

Commission file number:  1-13105

Arch Coal, Inc. Employee Thrift Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Name and Address of the issuer of the Securities
Held Pursuant to the Plan —

Arch Coal, Inc.

One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Report Of Independent Registered

Public Accounting Firm

The Retirement Committee

Arch Coal, Inc. Employee Thrift Plan

St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of the Arch Coal, Inc. Employee Thrift Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2014 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri

June 29, 2015

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Assets
Investments, At Fair Value
Mutual funds	$199,398,891	$206,956,923
Stable value fund	104,900,209	105,864,403
Company stock	8,169,449	17,580,458
Collective trust funds	197,923,419	197,420,006
Brokerage securities	9,916,878	13,397,056
Total Investments, At Fair Value	520,308,846	541,218,846

Receivables
Notes receivable from participants	28,751,371	28,032,930
Company contributions	26,368	47,290
Participant contributions	29,126	54,588
Total Receivables	28,806,865	28,134,808

Net Assets Reflecting Investments At Fair Value	549,115,711	569,353,654

Adjustment From Fair Value To Contract Value For Fully Benefit-Responsive Investment Contracts	(2,374,253)	(1,584,347)

Net Assets Available For Benefits	$546,741,458	$567,769,307

See the accompanying notes to financial statements.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	For The Years
	Ended December 31,
	2014	2013
Additions To Net Assets Attributed To:
Contributions
Participant salary deferral	$28,921,330	$32,155,240
Company	22,763,988	25,179,450
Participant after-tax	1,658,903	1,698,613
Rollover	1,112,111	960,431
Total Contributions	54,456,332	59,993,734

Deductions From Net Assets Attributed To:
Benefits paid directly to participants	92,350,090	109,293,476
Administrative fees	869,681	830,328
Total Deductions	93,219,771	110,123,804

Investment Income
Dividends and interest	15,229,214	11,170,027
Net appreciation in fair value of investments	1,526,906	62,254,893
Net Investment Income	16,756,120	73,424,920

Interest Income On Notes Receivable From Participants	979,470	1,023,672

Net Increase (Decrease)	(21,027,849)	24,318,522

Net Assets Available For Benefits - Beginning Of Year	567,769,307	543,450,785

Net Assets Available For Benefits - End Of Year	$546,741,458	$567,769,307

See the accompanying notes to financial statements.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 And 2013

1.                                      Description Of The Plan

The Arch Coal, Inc. Employee Thrift Plan (the Plan) was established by Arch Coal, Inc. (the Company) for the benefit of the eligible employees of the Company, its subsidiaries and controlled affiliates.

The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Certain provisions of the Plan, as described below, do not apply to or have been modified for certain subsidiaries and affiliates of the Company.

General

The Plan is a defined contribution plan that covers substantially all salaried employees, nonunion hourly employees, and certain union employees where specified by applicable collective bargaining agreements of the Company, its subsidiaries, and any controlled affiliates that elect to participate in the Plan.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to defer between 1% and 50% of compensation.  Highly compensated employees may contribute up to 16% of compensation.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).  The Company is required to make matching contributions to all participants equal to 100% of the participant salary deferral contributions up to the first 6% of eligible compensation, with the exception of participants who are hourly eligible employees of Mountain Laurel, who instead, receive a fixed 8% employer contribution.

The Plan includes an automatic enrollment provision for all eligible employees.  The automatic enrollment provides for default salary deferral contributions of 6% of eligible compensation, which will be invested in a target retirement fund.  The participant has the option to make changes to the salary deferral percentage and investment allocation at any time.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral and rollover contributions; the Company’s matching contribution, and Company discretionary contributions, if applicable, and an allocation of Plan earnings.  The allocation of earnings is determined by the earnings of the participant’s investment selection based on each participant’s account balance, as defined in the Plan Document.  In addition, each participant’s account is charged for applicable Plan expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their salary deferral and rollover contributions plus actual earnings.  All eligible employees of the Company at December 31, 1997 became fully vested in the Plan.  Eligible employees hired subsequent to December 31, 1997 vest in Company contributions and earnings upon the completion of three full years of service.  The hourly employees at Mountain Laurel are fully vested after the completion of two full years of service.  Former participants in the International Coal Group, Inc. 401(k) Savings and Retirement Plan (which merged into the Plan as of January 1, 2012) are 20% vested after the completion of one year of service, 40% vested after the completion of two years of service, and 100% vested after the completion of three years of service.

All participants become fully vested upon death while employed, total disability, or normal retirement age, regardless of the number of months of participation.

Notes Receivable From Participants

Active participants, with some exceptions, may borrow from their account a minimum of $500 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances.  Note terms range from one to five years or up to fifteen years for the purchase of a primary residence.  The notes are secured by the balance in the participant’s account and bear interest at the prime rate listed in the Wall Street Journal on the first day of the month the loan is processed.  Principal and interest are paid ratably through weekly and bi-weekly payroll deductions.  At December 31, 2014, interest rates on the notes receivable range from 3.25% to 9.25%.  The final installments are due at various dates through November 2029.

Payment Of Benefits

Upon death, termination of service, retirement, or attainment of age 70-1/2, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Participant accounts with vested balances of $1,000 or less will be automatically distributed unless otherwise instructed.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

In-Service Withdrawals

Subject to certain qualifications, upon reaching age 59-1/2 or upon experiencing a qualifying financial hardship, a participant may withdraw all or part of his or her vested account.  Hardship withdrawals will be approved only if they conform to the Plan provisions and established Internal Revenue Service (IRS) safe harbors.  A participant (excluding hourly employees of Mountain Laurel) may also withdraw all or part of his or her vested portion of Company contributions if he or she has participated in the Plan for at least three consecutive years.  A participant may withdraw after-tax participant contributions after he or she has participated in the Plan for 12 months.

Forfeited Accounts

Forfeited amounts of Company contributions are used to offset future Company contributions to the Plan.  At December 31, 2014 and 2013, forfeited amounts that were available to reduce future Company contributions were $566,388 and $421,538, respectively.  During the Plan years ended December 31, 2014 and 2013, $1,060,411  and $1,143,242, respectively, in forfeited funds were used to offset Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in a number of investment options offered by the Plan.

Administrative Expense

Generally, all expenses related to the administration of the Plan are paid from Plan assets.  Fees related to the administration of notes receivable from participants and investment advisory services are charged directly to the participant’s account and are included in administrative expenses.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

2.                                      Summary Of Significant Accounting Policies

Basis Of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates And Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation And Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a discussion of fair value measurements.

Interest income is recorded as earned on the accrual basis.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully-benefit responsive investment contracts through its investment in the Invesco Stable Value Fund.  The statement of net assets available for benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant notes are reclassified as distributions based upon the terms of the Plan Document.

Payment Of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncement

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). Under this ASU, investments for which the practical expedient is used to measure fair value at NAV must be removed from the fair value hierarchy. Instead, those investments must be included as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the statement of net assets. Plan management is currently evaluating the impact of ASU No. 2015-07, which will be effective for the Plan beginning January 1, 2016.

3.                                      Investments

The Company has established a Retirement Committee to oversee the activities of the Plan and has appointed the Vice President - Human Resources as the Plan Administrator.  Mercer Fiduciary Trust Company and Mercer HR Services (collectively, Mercer) is the Trustee and Recordkeeper for the Plan, respectively.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

Investments consist of the following:

	December 31,
	2014		2013
Mutual Funds
American Century Income and Growth Fund	$16,310,969		$17,101,555
Growth Fund of America	34,875,833	*	37,297,808	*
Investment Company of America Fund	4,877,270		4,992,119
Royce Special Equity Fund	5,201,167		6,624,016
Dodge & Cox Balanced Fund	54,334,986	*	55,615,532	*
Franklin Templeton Balance Sheet Fund	11,466,022		14,335,935
Harding Loevner International Equity Fund	41,427,924	*	36,516,640
PIMCO Total Return Fund	21,652,761		24,382,429	*
Jennison Mid Cap Growth Fund	9,251,959		10,090,889
Total Mutual Funds	199,398,891		206,956,923

Stable Value Fund
(At Contract Value)	102,525,956	*	104,280,056	*

Company Stock	8,169,449		17,580,458

Collective Trust Funds
Wells Fargo Dow Jones Target Today	364,712		429,823
Wells Fargo Dow Jones Target 2010	1,546,056		2,163,860
Wells Fargo Dow Jones Target 2015	4,317,207		4,958,956
Wells Fargo Dow Jones Target 2020	19,338,364		22,331,080
Wells Fargo Dow Jones Target 2025	10,831,062		10,970,523
Wells Fargo Dow Jones Target 2030	17,880,445		18,972,674
Wells Fargo Dow Jones Target 2035	12,521,026		12,701,989
Wells Fargo Dow Jones Target 2040	21,092,442		20,770,249
Wells Fargo Dow Jones Target 2045	18,135,504		17,280,675
Wells Fargo Dow Jones Target 2050	20,507,944		18,221,547
Northern Trust Collective Daily S&P 500 Equity Index Fund	71,388,657	*	68,618,630	*
Total Collective Trust Funds	197,923,419		197,420,006

Brokerage Securities	9,916,878		13,397,056

	$517,934,593		$539,634,499

*Investment represents 5% or more of net assets available for benefits.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

During 2014 and 2013, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2014	2013

Mutual funds	$8,700,086	$34,840,521
Company stock	(10,834,116)	(9,541,677)
Collective trust funds	6,317,642	37,004,055
Brokerage securities	(2,656,706)	(48,006)

	$1,526,906	$62,254,893

Stable Value Fund

The Plan invests in the Invesco Stable Value Fund (the Fund), a benefit-responsive investment managed exclusively for the Plan by Invesco Institutional, N.A. (Invesco).  Invesco maintains the contributions in a managed account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The Fund invests in synthetic guaranteed investment contracts (GICs), which are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of common collective trust funds.  The Fund purchases wrapper contracts from financial services institutions.  Synthetic GICs credit a stated interest rate for a specified period of time.  Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis.  Synthetic GICs provide for a variable crediting rate, which typically resets monthly and quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of the computation.  The crediting rate is most affected by the change in the annual effective yield-to-maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

As described in Note 2, because the Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) material, adverse amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), or (2) the decision by the Company to withdraw all assets from the funds and reinvest in another investment vehicle.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment contracts included in the Fund had an average yield of 1.47% and 1.30% for the years ended December 31, 2014 and 2013, respectively.  The average crediting interest rate was 1.83% and 1.55% at December 31, 2014 and 2013, respectively.

Collective Trust Funds

Equity Index Fund

The Plan invests in a collective trust fund of which the primary objective is to approximate the risk and return of the S&P 500 Index.  This index is commonly used to represent the large cap segment of the U.S. equity market.  The Plan does not have any unfunded commitments relating to its investments or any significant restrictions on redemptions.  Participant-directed redemptions can be made on any business day and do not have a redemption notice period.

Target Date Funds

The Plan invests in collective trust funds in which the primary objective is to approximate the risk and return of the Dow Jones Target Index Funds.  The funds invest in a combination of equity, fixed income and money market securities using an asset allocation strategy.  The Plan does not have any unfunded commitments relating to their investments or any significant restrictions on redemptions.  Participant-directed redemptions can be made on any business day and do not have a redemption notice period.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

Fair Value Measurements

The Plan follows current accounting standards, which establish a framework for measuring fair value.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value are described below:

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value:

Money Market Fund And Mutual Funds

Valued at the daily closing price as reported by the fund.  The funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.

Stable Value Fund

Valued at NAV based on the market value of the underlying investment assets divided by the number of units outstanding at the end of the Plan year.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The fund seeks to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Collective Trust Funds

Valued at the NAV of units of a collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Company Stock And Brokerage Securities

Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$90,756,883	$—	$—	$90,756,883
Balanced fund	54,334,986	—	—	54,334,986
Blended funds	4,877,270	—	—	4,877,270
Value funds	27,776,991	—	—	27,776,991
Income fund	21,652,761	—	—	21,652,761
Total mutual funds	199,398,891	—	—	199,398,891

Collective trust funds
Target date funds	—	126,534,762	—	126,534,762
Equity index fund	—	71,388,657	—	71,388,657
Total collective trust funds	—	197,923,419	—	197,923,419

Stable value fund
Collective trust funds	—	99,508,715	—	99,508,715
Money market fund	5,357,278	—	—	5,357,278
Other	—	34,216	—	34,216
Total stable value fund	5,357,278	99,542,931	—	104,900,209

Company stock	8,169,449	—	—	8,169,449

Brokerage securities
Money market fund	2,594,734	—	—	2,594,734
Corporate stocks
Consumer goods	245,693	—	—	245,693
Financial	298,698	—	—	298,698
Services	703,227	—	—	703,227
Basic materials	1,439,232	—	—	1,439,232
Industrial goods	267,159	—	—	267,159
Technology	473,814	—	—	473,814
Healthcare	225,019	—	—	225,019
Utilities	133,149	—	—	133,149
Other	1,601,821	—	—	1,601,821
Mutual funds
Growth funds	372,512	—	—	372,512
Balanced fund	107,589	—	—	107,589
Blended funds	328,318	—	—	328,318
Value funds	96,475	—	—	96,475
Income funds	133,229	—	—	133,229
Other funds	889,086	—	—	889,086
Other	7,123	—	—	7,123
Total brokerage securities	9,916,878	—	—	9,916,878

Total investments at fair value	$222,842,496	$297,466,350	$—	$520,308,846

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$90,529,353	$—	$—	$90,529,353
Balanced fund	55,615,532	—	—	55,615,532
Blended funds	4,992,119	—	—	4,992,119
Value funds	31,437,490	—	—	31,437,490
Income fund	24,382,429	—	—	24,382,429
Total mutual funds	206,956,923	—	—	206,956,923

Collective trust funds
Target date funds	—	128,801,376	—	128,801,376
Equity index fund	—	68,618,630	—	68,618,630
Total collective trust funds	—	197,420,006	—	197,420,006

Stable value fund
Collective trust funds	—	101,272,934	—	101,272,934
Money market fund	4,556,116	—	—	4,556,116
Other	—	35,353	—	35,353
Total stable value fund	4,556,116	101,308,287	—	105,864,403

Company stock	17,580,458	—	—	17,580,458

Brokerage securities
Money market fund	3,418,206	—	—	3,418,206
Corporate stocks
Consumer goods	647,680	—	—	647,680
Financial	211,707	—	—	211,707
Services	611,911	—	—	611,911
Basic materials	1,576,668	—	—	1,576,668
Industrial goods	239,492	—	—	239,492
Technology	362,083	—	—	362,083
Healthcare	197,999	—	—	197,999
Utilities	56,015	—	—	56,015
Other	2,097,601	—	—	2,097,601
Mutual funds
Growth funds	1,293,646	—	—	1,293,646
Balanced fund	235,397	—	—	235,397
Blended funds	63,731	—	—	63,731
Value funds	871,425	—	—	871,425
Income funds	15,790	—	—	15,790
Other funds	1,497,705	—	—	1,497,705
Total brokerage securities	13,397,056	—	—	13,397,056

Total investments at fair value	$242,490,553	$298,728,293	$—	$541,218,846

There have been no changes in the methodologies used at December 31, 2014 or 2013.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

4.                                      Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

5.                                      Income Tax Status

The Plan obtained its latest determination letter on December 16, 2013 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan Administrator believes the Plan and the related continue to be tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan’s federal tax returns for tax years 2011 and later remain subject to examination by taxing authorities.

6.                                      Risks And Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available For Benefits.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

7.                                      Related Party And Party-In-Interest Transactions

The Plan’s investments include shares of common stock of the Company, the Plan Sponsor.  At December 31, 2014 and 2013, the Plan held 1,280,539 shares and 3,935,794 of Company common stock valued at $8,169,449 and $17,530,458, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded Company common stock dividend income of $40,148 and $445,132, respectively.

The Plan also has service agreements with Mercer to provide various administrative and trust services.  These transactions qualify as allowable party-in-interest transactions.

8.                                      Reconciliation Of Financial Statements To Form 5500

Following is a reconciliation of net assets available for benefits and net increase per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$546,741,458	$567,769,307
Adjustment from contract value to fair value for fully benefit-responsive contracts	2,374,253	1,584,347

Net Assets Available For Benefits Per The Form 5500	$549,115,711	$569,353,654

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net decrease per the financial statements	$(21,027,849)
Adjustment from contract value to fair value for fully benefit-responsive contracts - prior year	(1,584,347)
Adjustment from contract value to fair value for fully benefit-responsive contracts - current year	2,374,253

Net Loss Per The Form 5500	$(20,237,943)

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Notes To Financial Statements (Continued)

9.                                      Subsequent Events

Effective January 1, 2015, hourly eligible employees of Mountain Laurel will no longer receive a fixed 8% employer contribution.  Effective January 1, 2015, the hourly eligible employees of Mountain Laurel will receive matching contributions equal to 100% of their salary deferral contributions up to the first 6% of eligible compensation.

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

E.I.N.: 43-0921172   PLAN NO.: 006

SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2014

		Current
Identity Of Issuer	Description Of Investment	Value

Mutual Funds
American Century	American Century Income and Growth Fund	$16,310,969
American Fund Corporation	Growth Fund of America	34,875,833
American Fund Corporation	Investment Company of America	4,877,270
Royce	Royce Special Equity Fund	5,201,167
Dodge & Cox Funds	Dodge & Cox Balanced Fund	54,334,986
Franklin Investments	Franklin Templeton Balance Sheet Fund	11,466,022
Harding Loevner	Harding Loevner International Equity Fund	41,427,924
PIMCO Investments	PIMCO Total Return Fund	21,652,761
Jennison Investments	Jennison Mid Cap Growth Fund	9,251,959
Total Mutual Funds		199,398,891

Company Stock
Arch Coal, Inc.*	Common stock	8,169,449

Collective Trust Funds
Wells Fargo	Wells Fargo Dow Jones Target Today	364,712
Wells Fargo	Wells Fargo Dow Jones Target 2010	1,546,056
Wells Fargo	Wells Fargo Dow Jones Target 2015	4,317,207
Wells Fargo	Wells Fargo Dow Jones Target 2020	19,338,364
Wells Fargo	Wells Fargo Dow Jones Target 2025	10,831,062
Wells Fargo	Wells Fargo Dow Jones Target 2030	17,880,445
Wells Fargo	Wells Fargo Dow Jones Target 2035	12,521,026
Wells Fargo	Wells Fargo Dow Jones Target 2040	21,092,442
Wells Fargo	Wells Fargo Dow Jones Target 2045	18,135,504
Wells Fargo	Wells Fargo Dow Jones Target 2050	20,507,944
Northern Trust	Collective Daily S&P 500 Equity Index Fund	71,388,657
Total Collective Trust Funds		197,923,419

Brokerage Securities
Mercer Securities*	Mercer Securities Account (Participant Directed Brokerage Accounts)	9,916,878

Balance Carried Forward		415,408,637

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

E.I.N.: 43-0921172   PLAN NO.: 006

SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2014

		Current
Identity Of Issuer	Description Of Investment	Value

Balance Brought Forward		$415,408,637

Stable Value Fund
AGL	IGT Invesco Intermediate Government/Credit Fund	2,224,165
AGL	IGT Invesco Short Duration Fund	11,070,461
AGL	IGT Jennison 1-5 Year Government Credit Fund	8,898,855
ING Life & Annuity	IGT Invesco Short-Term Bond Fund	19,103,087
Voya Retirement & Annuity	IGT Voya Short Duration	5,972,788
Transamerica	IGT Invesco Short-Term Bond Fund	13,936,536
Transamerica	IGT Invesco Core Fixed Income Fund	2,907,320
Transamerica	IGT BlackRock Core Fixed Income Fund	2,897,093
Transamerica	IGT Goldman Sachs Core	2,887,090
Transamerica	IGT PIMCO Core Fixed Income Fund	2,876,850
Monumental Life Insurance Co.	Wrapper Contract	34,216
Prudential Insurance Company	IGT Jennison Intermediate Government/Credit Fund	8,967,080
Prudential Insurance Company	IGT Invesco Intermediate Government/Credit Fund	8,918,482
Prudential Insurance Company	IGT PIMCO Intermediate Government/Credit Fund	8,848,908
State Street Bank & Trust Co.	Money Market Fund	5,357,278
Total Stable Value Fund		104,900,209

Plan Participants*	Notes receivable, bearing interest at 3.25% - 9.25%, due at various dates through November 2029	28,751,371

Total		$549,060,217

* Represents party-in-interest

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Arch Coal, Inc. Employee Thrift Plan

	By:	/s/ Allen R. Kelley
Allen R. Kelley
Plan Administrator

June 29, 2015

Exhibit Index

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm